FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of December, 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC RE-CAPITALISES GF BITAL

Shareholders meetings took place for Grupo Financiero Bital S.A. de C.V. ("GF Bital") and its subsidiary Banco Internacional S.A. on 5 December 2002 in Mexico. At these meetings, HSBC Holdings plc ("HSBC") agreed to subscribe for additional capital in an amount of up to US$800,000,000, pursuant to a previous arrangement made with the Mexican banking authorities.

GF Bital's Chief Executive, Sandy Flockhart, said: "This is excellent news for GF Bital's customers and employees as it strengthens the bank's balance sheet and provides us with a platform to grow."

HSBC owns 99.59 per cent of the shares in GF Bital, following late submissions of shares under HSBC's tender offer, which were re-validated by the Mexican Stock Exchange. The total consideration paid by HSBC for the tendered shares is therefore US$1,135,343,794.98. HSBC previously announced that it had acquired GF Bital shares representing 99.21 per cent of the total capital stock of GF Bital.

HSBC considers GF Bital to be an attractive banking franchise and a major and highly respected force in Mexican financial services with 1,400 branches, 4,000 ATMs and assets of approximately US$22 billion. The acquisition will enable HSBC to become one of the few banks that can facilitate investment and trade flows seamlessly amongst the NAFTA countries and internationally.

With some 7,000 offices in 81 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                           Date: December 11, 2002